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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8 – 45369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FOREST FULCRUM FUND, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 FOREST AVENUE
(No. And Street)

OLD GREENWICH	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. DEVOE III — (203) 637-6004
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, STEPHEN J. DEVOE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOREST FULCRUM FUND, L.P., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stephen J. DeVoe

Signature

CHIEF OPERATING OFFICER

Title

My commission expires 10/07

Meredith M. Burge

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FOREST FULCRUM FUND, L.P.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

FOREST FULCRUM FUND, L.P.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

FOREST FULCRUM FUND, L.P.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Forest Fulcrum Fund, L.P.:

We have audited the accompanying statement of financial condition of Forest Fulcrum Fund, L.P. (the "Partnership") as of December 31, 2003, and the related statements of income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forest Fulcrum Fund, L.P. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio + Associates, L.L.P.

New York, New York
February 23, 2004

FOREST FULCRUM FUND, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Securities owned, at market value	$ 226,650,417
Receivable from clearing broker	44,011,660
Accrued interest and dividends	589,373
Other assets	14,311
Other receivables	1,861,832
TOTAL ASSETS	$ 273,127,593

LIABILITIES AND PARTNERS' CAPITAL

Accrued interest and dividends	$ 364,213
Payable to clearing brokers	10,462,581
Securities sold, but not yet purchased, at market value	177,990,098
Payable to affiliates and others	129,703
TOTAL LIABILITIES	$ 188,946,595
Partners' capital	84,180,998
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 273,127,593

The accompanying notes are an integral part of these financial statements.

FOREST FULCRUM FUND, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

INVESTMENT INCOME:	
Interest	$ 3,128,397
Dividends	3,368,060
Total investment income	6,496,457
EXPENSES:	
Interest	1,939,581
Dividends on short sales	1,330,850
Management fee	744,386
Clearance charges	92,378
Total expenses	4,107,195
Net investment gain	2,389,262
Performance fee	(1,897,728)
Net gains from trading securities and swap transactions	6,528,183
Net Income	$ 7,019,717

The accompanying notes are an integral part of these financial statements.

FOREST FULCRUM FUND, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Partners' Capital – January 1, 2003	$ 69,768,823
Partner Contributions	48,710,469
Net Income	7,019,717
Partner Withdrawals	(41,318,011)
Partners' Capital – December 31, 2003	$ 84,180,998

The accompanying notes are an integral part of these financial statements.

FOREST FULCRUM FUND, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$ 7,019,717
Adjustments to reconcile net income to net cash used by operating activities		
(Increase) decrease in operating assets:		
Securities owned, at market value	$ (72,466,717)	
Receivable from clearing broker	(43,886,507)	
Accrued interest and dividends	225,638	
Other receivables	906,996	
Other assets	(2,632)	
Increase (decrease) in operating liabilities:		
Payable to clearing brokers	8,083,791	
Securities sold, but not yet purchased, at market	92,828,602	
Payable to affiliates and others	(262,131)	
Accrued interest and dividends	160,785	
Net adjustments		(14,412,175)
Net cash used by operating activities		(7,392,458)
Cash flows from financing activities:		
Partner capital contributions		46,710,469
Partner capital withdrawals		(39,318,011)
Net cash provided by financing activities		7,392,458
NET CHANGE IN CASH		$ -
Cash at January 1, 2003		-
Cash at December 31, 2003		$ -

Supplementary Disclosure of Cash Flow Information:

Cash paid during the year for interest expense	$ 1,584,432

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Forest Fulcrum Fund, L.P. (the "Partnership") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased and contractual commitments arising pursuant to equity swaps and other derivative contracts are valued at market including accrued interest on bonds. All resulting gains and losses are included in partners' capital.

The Partnership's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Partnership limits its risks by holding offsetting security or option positions.

c) Income Taxes

No provision for Federal, state and local taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Partnership conducts business with several clearing brokers for its own proprietary accounts pursuant to several clearance agreements. All securities owned, and the receivable from and payable to the clearing brokers reflected on the statement of financial condition, are positions carried by and amounts receivable from or due to one or more of these clearing brokers.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1(the "Rule") of the Securities and Exchange Commission, which requires the maintenance of minimum net capital as defined. The Partnership has elected to use the alternative method permitted by the Rule, which requires the Partnership to maintain $250,000 of minimum net capital. At December 31, 2003, the Partnership had net capital of $24,154,180, which was $23,904,180 in excess of the minimum requirement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Partnership's fund manager provides investment and management services to the Partnership, and receives a management fee. The fund manager is also entitled to an incentive fee equal to 20% of each partner's share of net income determined on a monthly basis.

The Partnership reimbursed an affiliate of the Partnership for its allocated share of certain brokerage fees paid by the affiliate.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Partnership trades a variety of derivative financial instruments in order to reduce its exposure to market risk. These derivative financial instruments include equity options, equity index options and equity swaps. Generally, derivative financial instruments represent future commitments to purchase or sell other securities at specific terms, at specific dates or to exchange payment streams.

Derivative financial statements contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to this risk through the use of various hedging strategies and technical analytics. In some cases, the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES (continued)

Derivative financial instruments contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to the risk through the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

In addition to market risk, these derivative financial instruments expose the Partnership to risk that the counter parties will not be able to perform under the terms of the contracts (credit risk). The Partnership utilizes controls that monitor credit risk by assessing creditworthiness of the counter parties and limiting the number of transactions with specific counter parties.

The notional or contract amount of derivative financial instruments, which are not included in the statement of financial condition, represent the extent of the Partnership's involvement in the particular class of financial instrument and does not reflect the Partnership's risk of loss due to market risk or counter party nonperformance. The Partnership's exposure to credit risk associated with counter party nonperformance is limited to amounts included in the Partnership's other receivables on the statement of financial condition.

The amounts disclosed below represent the year-end notional amounts and market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Notional Amount	Market value at December 31, 2003	Average Market Value 2003
Assets:			
Equities	$ 2,045,000	$ 78,303	$ 116,511
Equity Swaps	30,346,438	313,753	1,767,285
Liabilities:			
Equities	$ 3,294,000	$ 138,250	$ 203,449
Equity Swaps	20,170,000	750,267	785,540

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of partners' capital. Total long and total short positions are to be considered separately.

The Partnership has decided to present a schedule of investments by industry. The investments consist almost entirely of convertible bonds and preferred stocks.

Description	Long Market Value	Short Market Value
Consumer/Cyclical	7.93%	6.55%
Consumer/Non-Cyclical	1.18%	1.97%
Energy	5.18%	3.24%
Financial	16.17%	14.20%
Healthcare	18.12%	15.14%
Industrial	5.00%	3.33%
Materials	4.96%	4.86%
Media	3.57%	2.32%
Other	0.45%	18.46%
Technology	24.13%	19.25%
Telecommunications	7.28%	6.75%
Transportation	2.26%	1.67%
Utilities	3.77%	2.26%
	100.0%	100.0%

Included in the "other" category is United States Treasury notes used to hedge the various risks inherent in the Company's portfolio.

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS (continued)

Investments with market values in excess of 5% of partners' capital

Shares/bonds	Description	Market value	Percent of Partners' Capital
	SECURITIES OWNED, AT MARKET:		
	Preferred stock:		
117,625	MidAmerican Energy Holdings	$ 5,588,834	6.64%
	Convertible bonds:		
100,240	Johnson & Johnson	7,255,509	8.62%
26,730	Symantec Corp	5,505,843	6.54%
22,650	Advanced Micro Devices	4,997,303	5.94%
	SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET:		
	Common stock:		
137,799	Johnson & Johnson	7,118,696	8.46%
152,708	Symantec Corp	5,268,426	6.26%
286,490	Advanced Micro Devices	4,268,701	5.07%
	Treasury bonds:		
60,260	U.S. Treasury Note 2/15/08	6,058,013	7.20%
46,230	U.S. Treasury Note 8/15/12	4,721,961	5.61%
45,470	U.S. Treasury Note 8/15/07	4,640,782	5.51%

NOTE 7 – OTHER RECEIVABLES AND OTHER PAYABLES

Included in the other receivables and other payables on the statement of financial condition are $1,861,832 of receivables from and $59,549 of payables to non-broker-dealers related to the Partnership's equity swap transactions. These receivables and payables are governed by separate swap agreements with various arrangements and conditions regarding settlement of the receivables and payables.

NOTE 8 – FINANCIAL HIGHLIGHTS

The following represents the ratios to average limited partners' capital and total return information for the year ended December 31, 2003:

Total return	11.48%
Performance fee	(2.78)
Total return after performance fee	8.70%
Ratios to average limited partners' capital:	
Total expenses per statement of income	5.89%
Performance fee	2.55
Total expenses and performance fee	8.44%
Net investment gain per statement of income	3.20%
Performance fee	(2.55)
Net investment gain after performance fee	0.65%

The above ratios and the total return are calculated based on all limited partners' capital taken as a whole. An individual partner's ratio and return may vary from these numbers based on the timing of capital transactions.

NOTE 9 – SUBSEQUENT TRANSACTIONS

In January and February 2004, partners withdrew approximately $2,379,000 from and contributed approximately $4,768,000 to the Partnership.

SUPPLEMENTAL INFORMATION

FOREST FULCRUM FUND, L.P.
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2003

Credits:	
Partners' capital	$ 84,180,998
Debits:	
Non-allowable assets	23,337,995
Net capital before haircuts on securities positions	$ 60,843,003
Haircuts on securities positions	36,688,823
Net capital	$ 24,154,180
Minimum net capital requirements	250,000
Excess net capital	$ 23,904,180
Reconciliation with the Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in the Company's unaudited FOCUS Part IIA Report	$ 36,128,396
Net audit adjustment:	
Disallowance of net equity at clearing broker	(11,974,216)
Net Capital Per Above	$ 24,154,180

FOREST FULCRUM FUND, L.P.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2003

The Partnership does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Partners of
Forest Fulcrum Fund, L.P.:

In planning and performing our audit of the financial statements of Forest Fulcrum Fund, L.P. (the "Partnership") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio + Associates, L.L.P.

New York, New York
February 23, 2004